JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.
8555 United Plaza
IV United Plaza, Suite 500
Baton Rouge, LA 70809
March 23, 2010
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549
Attention:	Mr. Kyle Moffatt

RE:	Stewart Enterprises, Inc. Form 10-K for the year ended October 31, 2009 Filed December 17, 2009 File No. 1-15449
Ladies and Gentlemen:
     On behalf of Stewart Enterprises, Inc. (the “Company”), we are submitting this letter for the purpose of responding to questions raised by the Commission’s staff (the “Staff”) in your letter dated March 1, 2010. We have repeated the Staff’s question in italics and followed it with the Company’s response.
Form 10-K for the Year Ended October 31, 2009
Supplemental Trust Portfolio Information, page 31
Comment 1.	We note your statements that “In our preneed funeral and cemetery merchandise and services trusts, as of October 31, 2009 and October 31, 2008, the fair market value of the investments in the trusts were $192.9 million and $253.6 million, respectively, lower than our cost basis... In our cemetery perpetual care trusts, as of October 31, 2009 and October 31, 2008, the fair market value of our investments were $56.7 million and $81.0 million, respectively, lower than our cost basis... Securities representing unrealized losses totaling $258.8 million were also in a loss position at October 31, 2008, up from $254.8 million at the end of last year.” Since you have such large unrealized losses, which have only been partially recovered in the last year, tell us in detail how you determined that these losses are not other-than-temporary. Refer to your basis in ASC 320.

Response: All securities discussed on pages 31 and 32 of the 2009 Form 10-K with unrealized losses are within the Company’s trust portfolio and are not the Company’s corporate assets. As a result of the recent economic uncertainty and the unrealized loss position of the Company’s trust portfolio, the Company analyzes the underlying securities on an individual trust account basis as well as a security by security basis each quarter for other than temporary impairment in accordance with ASC 320-10-35-5 and -6. This analysis assesses the Company’s intent and ability to hold the underlying securities until they recover in value in accordance with ASC 320-10-35-20 through 33.
This evaluation first assesses the Company’s ability to hold the investments. The Company performs a liquidity analysis of the respective individual trust accounts. The liquidity assessment of the individual trust accounts includes, among other considerations, an assessment of estimated annual income, historical deposits and withdrawals, cash balances within the trusts, upcoming maturities of debt investments and other investments within the trust that may be sold, assuming current market conditions, without realizing a loss. Based upon this assessment as of October 31, 2009 and 2008, the Company concluded it has sufficient liquidity within the individual trust accounts to hold the investments in an unrealized loss position for an extended period of time. This is consistent with the fact that the preneed contracts related to the trust portfolio assets are long-term in nature, with delivery periods often in excess of 10 years.
After concluding that the Company had the ability to hold the investments for an extended period of time, the Company then assesses the individual securities for their respective ability to recover in value. As disclosed in Notes 4, 5 and 6 in the Company’s 2009 Form 10-K, “... the Company evaluates consensus analyst recommendations, ratings from established ratings agencies, any concerns specific to the issuer of the securities and overall market performance.” This analysis includes buy versus sell recommendations, consensus twelve month price targets and overall market and issuer expectations from the Company’s portfolio manager and other sources. After evaluating these criteria, the Company realized approximately $70 million in losses for other than temporary impairments during fiscal 2008 and fiscal 2009. For the remaining investments in the portfolio, the Company concluded that, based on current available information, these securities have the ability to recover in value during the Company’s forecasted holding period. In addition, from October 31, 2009 through January 31, 2010, the market value of the assets in the Company’s portfolio has improved by approximately $23 million, or 3 percent, further supporting that the underlying securities were not other than temporarily impaired. In fact, in the last twelve months ended January 31, 2010, the market value of the assets in the Company’s portfolio has improved by approximately $140 million, or 22 percent.
Based on these analyses, the Company concluded that the underlying securities at October 31, 2009 have the ability to recover in value and that the Company has the intent and ability to hold the securities for their forecasted recovery period. As a result, the Company concluded that no additional other than temporary impairment exists as of October 31, 2009.
Deferred Revenue and Revenue Recognition, page 34
Comment 2.	We note your statement that “From time to time, unidentified contracts are presented to us primarily relating to contracts sold prior to the time we acquired certain businesses. In addition, from time to time, we have identified in our backlog, certain contracts in which services or merchandise have already been delivered. Using historical trends and statistical analysis, we record an estimated net liability for these items.” Based on this statement, tell us how you determined that your disclosure controls and procedures as well as your internal controls over financial reporting are effective.
Response: The Company has concluded that its disclosure controls and procedures and internal controls over financial reporting are effective as of October 31, 2009. As stated in the 2009 Form 10-K on page 113, “the Company has recorded an estimated net liability for these items of approximately $3.0 million... as of October 31, 2009.” This estimated liability represents 0.3 percent of the $1.0 billion in liabilities on the balance sheet included in deferred preneed funeral and cemetery revenue and deferred preneed funeral and cemetery receipts held in trust. Due to the controls the Company has in place surrounding these matters and the small amounts involved relative to the size of the Company, the Company does not believe that these matters constitute a material weakness in internal control over financial reporting. In other words, the Company does not believe that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected on a timely basis as a result of these matters.
The Company’s current revenue is recorded on a specific contract basis through a delivery work order system. The unidentified, or not-in-system, contracts that are from time to time presented to the Company primarily relate to preneed cemetery merchandise and services contracts entered into by businesses prior to the time that the Company acquired them, which is generally more than 10 years ago. The majority of the Company’s acquisition activity that relates to this estimate took place in the 1990’s and ended in 1999.
The Company has analyzed the historical trends of these unidentified contracts and has utilized statistical methods to estimate deferred revenue for unidentified contracts. The data used for this project is subject to management’s testing of internal control over financial reporting. The Company’s historical estimates for unidentified contracts have been reasonable when compared with the actual contracts presented. As a result, the Company has concluded amounts recorded in the financial statements are appropriate and that controls are adequate to estimate these pre-acquisition contracts.
In addition to the above process created to track and estimate the remaining liability associated with these pre-acquisition not-in-system contracts, the Company has identified components of certain contracts in its backlog of contracts that have been delivered and has recorded an estimate to reduce deferred revenue for these contracts. The amounts identified are typically very small components of its larger funeral and cemetery contracts. In order to estimate the reduction of the Company’s deferred revenue, the Company performed testing involving the verification of the delivery status of selected line items in contracts reflected in deferred revenue and then utilized statistical techniques to prepare the estimate using the results of the procedures performed. Data utilized was subject to management’s testing of internal control over financial reporting.
While all of these contracts were reviewed in 2005 and 2006 during the Company’s deferred revenue project, there is a remaining estimate of less than 1 percent due to the manual nature of the contract review process, which the Company continues to re-review and test. As with all estimates, the Company continues to refine this estimate. The Company has dedicated resources to continue re-reviewing the approximate 1.4 million line items on over 500,000 contracts in its deferred revenue subledger to substantiate this estimate and remove the delivered contract line items on a specific contract basis from the backlog. To date, the Company’s actual contract review has confirmed that the actual items identified are not materially different from the estimate and that it is unlikely there will be an adjustment that will have a material impact on the Company’s financial statements.
Based on the above, the Company has concluded that its disclosure controls and procedures and internal controls over financial reporting are effective as of October 31, 2009.
(2) Summary of Significant Accounting Policies, page 59
(g) Goodwill, page 60
Comment 3.	We note that you re-evaluated your reporting units and reduced the number of reporting units from 13 to eight. Referring to your basis in accounting literature, tell us how you determined that you now have eight reporting units versus 13.
Response: The Company’s reporting units changed as a result of a segment change during the second quarter of 2009. As disclosed on page 114 in the 2009 Form 10-K, during 2009, the Company changed its organizational structure and eliminated its former divisions and the position of division president. With this change in structure, the Company determined it had new segments which are its funeral and cemetery businesses and its trust segment. Goodwill is evaluated one level below the segments per ASC 320-10-20 and according to ASC 350-20-55 economically similar components are aggregated. One level below consolidated funeral and cemetery are the Company’s regions (components). With the geographic divisions eliminated, regions that historically were economically similar but could not be aggregated because they were in different geographic divisions (operating segments) are now required to be aggregated. Thus the Company completed the analysis required to reassess its reporting units and concluded that there were now eight versus 13 due to this required aggregation.
As stated above ASC 350-20-55 requires that two or more components of an operating segment be aggregated if the components have similar economic characteristics as defined in ASC 280-10-50 and ASC 350-20-55. Further, the Company’s components as defined in ASC 350-20-35 are its regions. As specifically outlined in ASC 350-20-55, this assessment should be more qualitative than quantitative. The Company believes that there are no inherent differences in the service offerings within regional operations and that the manner in which the Company supports its operations through the Company’s Shared Services Center (“SSC”) and shares resources within regions provides a strong basis for aggregating certain of the Company’s regions.
Under the guidance of ASC 350-20-55, the Company has evaluated all qualitative and quantitative characteristics as outlined below. The Company believes the qualitative factors support aggregating certain of its regions. However, when considering quantitative factors as well, the Company believes that certain regions should be considered separate reporting units. For the remainder of the Company’s regions, the Company has concluded that the quantitative and qualitative analysis requires the regions to be aggregated for purposes of determining reporting units under ASC 350.

The Company’s analysis is as follows:
Qualitative Considerations
A summary of the qualitative factors considered is as follows:
•	Regarding ASC 280-10-50-11, the nature of the Company’s products and services is similar in each of the funeral homes and cemeteries in each region.

•	Regarding the criteria of ASC 280-10-50-11, the Company’s products and services, such as caskets, personalization of services and limousine services, are consistent in all funeral homes and cemeteries, as are the means of delivering those products and services.

•	Regarding the criteria of ASC 280-10-50-11, the type or class of customer is similar across all locations and tends to be middle- to upper-income consumers. The Company appeals to this consumer group because the Company tends to own large funeral homes in large metropolitan areas that are among the most highly regarded in their market area in terms of such factors as tradition, heritage, reputation, name recognition, volume of business and aesthetics.

•	Regarding the criteria of ASC 280-10-50-11, the Company’s funeral business and cemetery business are regulated by different jurisdictions, but in a consistent and similar manner.

•	The Company’s operations are managed centrally and on a regional basis depending on key functions. The Company believes it operates a quasi-matrix organization in which key strategic directives, administrative decisions and complementary service and support activities are managed centrally, regionally and on a functional basis through the Company’s SSC, while the delivery of its death care services to the end customers, in both its cemetery and funeral operations, are managed regionally.

•	Goodwill is recovered from the synergies and economies of scale of the combined network. Recovery of cash flows from operations is driven by the Company’s strategy to integrate the roof-top locations using centralized management policies and procedures and anticipates the sharing of resources through the Company’s SSC and regional operations. In certain regions, the Company shares facilities (such as a central prep room), equipment (such as a limousine fleet or equipment used in the cemetery), personnel and sales force. In addition, the regions often share inventory, removal functions, cemetery grounds crews and advertising dollars through combined campaigns. There is also significant sharing of resources throughout the consolidated group as previously discussed.
Quantitative Factors
If there were no qualitative considerations to indicate inherent dissimilarities in their operations, the Company considers quantitative factors. For purposes of analyzing whether or not the regions are considered economically similar for quantitative purposes, the Company has analyzed the comparability of gross margins. If both the qualitative considerations and the gross margins were similar among the regions, the Company concluded that certain regions would be considered economically similar and would be aggregated into one reporting unit. In those instances where it was determined that the components were not considered economically similar, the component remained the reporting unit. The Company evaluated both the quantitative and qualitative factors in concluding whether or not the regions should be aggregated into the respective reporting units.
(j) Cemetery Revenue, page 63
Comment 4.	We note your statement on page 64 that “The Company is currently utilizing some of the cash that could be withdrawn from the trusts to satisfy its funding obligation resulting from realized capital losses recorded in the fourth quarter of 2008 and fiscal year 2009.” In this regard please tell us and disclose in your Liquidity section:
•	The amount of your realized capital losses and how much cash you withdrew from the trusts to satisfy your funding obligations.

•	How much cash is currently available to be withdrawn from the trusts.

•	If future realized capital losses stay consistent or increase will you have enough cash to satisfy your future obligations.
     Response: The Company’s perpetual care trusts provide for liquidity to maintain the cemeteries in perpetuity. The various trust agreements and state laws stipulate the amounts to be deposited in these trusts for each cemetery property sale, and determine the type of income that can be distributed from these trusts for the purposes of maintaining the cemetery. In accordance with these contracts and laws, the Company’s practice has been to currently recognize and withdraw from the perpetual care trusts all dividend and interest income earned and, where permitted, capital gains realized by the cemetery perpetual care funds (leaving no currently distributable amounts in the trust). Generally speaking, the amounts required to be contributed to these trusts from the proceeds of the sales of cemetery property must be held by the trust in perpetuity. For further explanation, see the Company’s risk factor in Item 1A starting on page 12 of the 2009 Form 10-K titled “Earnings in cemetery perpetual care trusts may be reduced by declines in stock and bond prices and will be reduced by declines in interest and dividend rates, resulting in lower current and potentially future revenues and cash flows. In addition we may be required to fund realized net capital losses in these trusts, which would have a negative effect on our earnings and cash flow.”
As explained in the 2009 Form 10-K, the Company concluded that if it realizes losses in its cemetery perpetual care trusts, at a time when the fair market value of the trust assets is less than the aggregate amounts required to be contributed to the trust, some states may require the Company to make cash deposits from the Company’s own assets into the trust to cover the net realized loss, or may require the Company to stop withdrawing earnings from the trust until future earnings in the trust cover the net realized loss. In these circumstances, in those states where the Company has withdrawn realized net capital gains in the past, the Company has recorded an estimated probable funding obligation equal to the amount of the net realized losses. This probable funding obligation was $13.3 million in fiscal 2008 and an additional $3.4 million in fiscal 2009. In those states where realized net capital gains have not been withdrawn, due to the different laws and the Company’s practices in those states, the Company does not believe it will be required to replenish the realized net capital losses.
Accordingly, in response to the Staff’s specific questions, the capital losses realized in the trusts and leading to the estimated probable funding obligation discussed above was $13.3 million in fiscal 2008 and an additional $3.4 million in fiscal 2009. No cash was withdrawn from the trusts to satisfy the funding obligation described above. The Company is required to contribute amounts to the trusts from its own corporate assets to satisfy the funding obligation, or is required to leave in the trusts amounts that it could otherwise distribute until the funding obligation is satisfied. There is generally no cash currently available to be withdrawn from the trusts, as the Company’s practice is to withdraw whatever it is permitted to withdraw, except that the Company may choose to leave distributable cash in the trusts to satisfy the funding obligation. As disclosed on page 83 of the 2009 Form 10-K, in fiscal year 2009, the Company contributed approximately $734,000 to the trusts as part of its funding obligation and had earnings of $1,958,000 within the trusts that it did not withdraw from the trusts in order to satisfy its estimated probable funding obligation. The timing of satisfying the remaining funding obligation will be based upon negotiations with the various regulatory bodies. In addition to the disclosures referenced above, the Company discusses the cemetery perpetual care trust funding obligation in MD&A — Liquidity and Capital Resources — Contractual Obligations and Commercial Commitments on page 47 of the 2009 Form 10-K.
The Company believes it is very likely that it will have sufficient cash to satisfy future cemetery perpetual care funding obligations. As of October 31, 2009, the estimated probable funding obligation was $14.0 million. The Company does not expect to realize losses of the magnitude experienced in fiscal 2008 and fiscal 2009 in the future. As described in the response to Comment 1 above, the Company evaluates the securities in its trust portfolios (including its cemetery perpetual care trusts) on a quarterly basis, and for those securities with unrealized losses believes it has the ability and intent to hold the securities until they recover in value. The decline in the markets in late 2008 and early 2009 was unprecedented in recent history. The value of the securities in the Company’s cemetery perpetual care trusts has increased since October 31, 2009. In addition, the Company has been adjusting the mix of its portfolio to increase fixed-income securities and reduce the equities base which has more exposure to capital gain or loss positions (see page 31 of the 2009 Form 10-K). Even if additional funding obligations were created, how they can be satisfied (funding versus not withdrawing earnings) varies from state to state as does the time in which the obligation must be satisfied. Finally, the Company has substantial cash resources, as disclosed in MD&A, including consistent cash flow from operations and its $95 million senior secured revolving credit facility, of which $56.7 million was available as of October 31, 2009.
These matters are discussed in the 2009 Form 10-K in the following places: MD&A on page 34, Note 2(j) on page 64, Note 2(k) on page 65, and Note 20 on page 113. These references are in addition to those referenced above, which include: the Company’s risk factor starting on page 12, in MD&A on page 47, and in Note 6 on page 83. Accordingly, the Company believes it has discussed these matters sufficiently in its 2009 Form 10-K and that no additional disclosure is required.
(s) Derivatives, page 67

Comment 5.	Please provide all the disclosure required by ASC 815 or tell us why you are not required to provide them.
     Response: The Company’s only derivatives are its covered calls, and the Company believes that it is materially compliant with the disclosures required by ASC 815-10-50. They are included on pages 74, 78 and 82 of the 2009 Form 10-K. The Company will include a statement in future annual filings in the Summary of Significant Accounting Policies that the only derivative financial instruments are the covered calls, and will cross-reference to the required disclosure.
(4) Preneed Funeral Activities
Comment 6.	We note your statement that you manage a covered call program on your equity securities. The covered calls constitute a hedge on $20,672,000 of the common stock. Please tell us your accounting for your covered call program, refer to your basis in accounting literature.
     Response: The Company instituted a covered call program as a partial hedge of its common stock positions within each of the trusts and accounts for this program using ASC 815.
When the Company sells a covered call, it records an asset and liability within the trust asset on its balance sheet for the amount of proceeds received from selling the covered call. The Company records no income at the time of the sale of the covered call. The Company then obtains market values of the covered call options on a monthly basis from bank/broker statements and marks the covered call investment to market. When the covered call is closed, repurchased or tendered, the corresponding gain or loss is realized and allocated to the underlying contracts.
Proceeds received upon issuance of the covered call would be recorded as cash, money market and other short-term investments with a corresponding reduction to common stock to reflect the liability associated with the derivative. Over the life of the covered call option, changes in fair value of the covered call options are reflected through a corresponding increase/decrease in the related common stock item in the trust footnote. These unrealized gains and losses are reflected in the mark to market adjustment each month. Income/loss upon the expiration, repurchase or tender of a covered call are realized and allocated among the underlying contracts and the related trust asset is increased/decreased by the same amount as deferred revenue. This allocation only occurs when the Company no longer has an obligation to deliver the underlying stock associated with the covered call option. This income/loss is then recognized in the income statement as the underlying contracts are ultimately delivered.
(13) Impairment of Goodwill, page 96
Comment 7.	In light of your recent impairment and your significant goodwill balance we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.
In your response please include a draft of your proposed disclosures.
     Response: On page 96 of the 2009 Form 10-K, the Company refers the reader to Note 2(g): “See Note 2(g) for a discussion of the Company’s reporting units and its annual goodwill impairment evaluation methodology.”
     On page 61 in Note 2(g) of the 2009 Form 10-K, the Company states:
“The Company’s goodwill impairment test involves estimates and management judgment. The Company determines fair value of each reporting unit using a discounted cash flow valuation methodology. The discounted cash flow valuation uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions and may differ from actual future cash flows. The Company tests its results by comparing them to the trading multiples of companies in its industry and supplier industries calculated as enterprise value divided by EBITDA. The Company also reviewed multiples used in recent acquisition transactions within the industry. In projecting its cash flows, the Company used growth rates of three to five percent. The Company adjusted the results for its estimate of the impact of the realized losses in its trusts on its cash flows. For the discount rate, the Company used 9.1 percent, which reflected its weighted average cost of capital determined based on its industry and supplier industries and capital structure as adjusted for equity risk premiums and size risk premiums based on its market capitalization. Fair value is calculated as the sum of the projected discounted cash flows of the reporting units over the next five years and terminal value at the end of those five years. The terminal value is calculated as the projected EBITDA at the end of the five year period divided by the discount rate minus terminal growth rates ranging from 2 to 3.5 percent. The Company considered a sensitivity analysis of the terminal values and used the midpoint enterprise value as its best estimate.”

As of October 31, 2009, the Company had no reporting unit with material goodwill that was at risk of failing step one of the goodwill impairment test. Of the $247 million of goodwill outstanding as of October 31, 2009, the Company has only one reporting unit whose fair value exceeds its book value by less than 30 percent. This reporting unit’s fair value exceeds its book value by 11 percent, or approximately $9 million, and has $10 million of goodwill as of October 31, 2009. The remaining $237 million of goodwill is associated with reporting units whose fair value exceeds its book value by more than 30 percent.
The Company proposes to add the following in its critical accounting policies in its next annual filing (assuming the facts remain the same): “As of October 31, 2010, none of our reporting units with material goodwill are at risk of failing step one of the goodwill impairment test.”
      * * * * * * *
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact the undersigned at 225-248-2026. The Company will also be willing to discuss these comments with you at your convenience.

Sincerely,
/s/ Dionne M. Rousseau
Dionne M. Rousseau, Partner
Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.